26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

VIA EDGAR

October 19, 2020

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Jessica Livingston / Michael Clampitt

Re:	Lion Group Holding Ltd.

Registration Statement on Form F-1

Filed October 1, 2020

File No. 333-249185

Dear Ms. Field and Mr. King:

On behalf of Lion Group Holding Ltd. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 15, 2020, regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed on October 1, 2020.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Revised Registration Statement on Form F-1 (the “Revised Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Registration Statement on Form F-1

General

1.	We note the registered PIPE transaction is not consistent with our guidance in Question 139.11 of the Securities Act Sections Compliance and Disclosure Interpretations. In this regard, we note the True-Up provision in the amended securities purchase agreement protects an investor from being fully at market risk. To move forward with the registered transaction, please amend the registration statement to remove the securities covered by the true-up provision and eliminate the provision from the purchase agreement.

PARTNERS: Pierre-Luc Arsenault3 | Manas Chandrashekar6 | Lai Yi Chau | Justin M. Dolling6 | David Patrick Eich1,5,6 | Liu Gan2 | Karen K.Y. Ho | Damian C. Jacobs6 | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan3 | Amy Y.M. Ngan9 | Nicholas A. Norris6 | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Tarun R. Warriar6 | Li Chien Wong | David Yun6 | Jacqueline B.N. Zheng3,6

REGISTERED FOREIGN LAWYERS:  Michelle Cheh8 | Daniel Dusek3 | Jennifer Y.Y. Feng6 | James A. Hill6 | David M. Irvine6 | Benjamin W. James4 | Cori A. Lable2 | Wei Yang Lim6 | Xiaoxi Lin3 | Yazhe Liu3 | Daniel A. Margulies6 | Michael D. Rackham6 | Tzi Yang Seow7 | Mi Tang3 | Wenchen Tang3 | Liyong Xing3 | David Zhang3

ADMITTED IN:  1 State of Illinois (U.S.A.); 2 Commonwealth of Massachusetts (U.S.A.); 3 State of New York (U.S.A.); 4 State of Texas (U.S.A.); 5 State of Wisconsin (U.S.A.); 6 England and Wales; 7 Singapore; 8 Victoria (Australia); 9 New South Wales (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

U.S. Securities & Exchange Commission

October 19, 2020

In response to the Staff’s comment, the Company has entered into an Amended and Restated Securities Purchase Agreement as of October 19, 2020, which eliminates the true-up provision, and updated disclosure in the Revised Registration Statement.

* * * * *

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact me at david.zhang@kirkland.com or by telephone at +852-3761-3318, or Ben James at ben.james@kirkland.com, or by telephone at +852-3761-3412.

Sincerely,

/s/ David T. Zhang

cc:	Jian Wang, Chairman of the Board